Rider 1
1. Mr. Greenberg is a trustee of the C.V. Starr & Co., Inc. Trust (the "Starr Trust"). Mr. Greenberg may be deemed to be the beneficial owner of, and to have a pecuniary interest in, shares of AIG common stock held by the Starr Trust. Mr. Greenberg disclaims the beneficial ownership of, and any pecuniary interest in, the shares of AIG common stock held by the Starr Trust.

2. During 2003, Mr. Greenberg owned 17.204% of the outstanding common stock of C.V. Starr & Co., Inc. ("Starr"). Mr. Greenberg may be deemed to be the beneficial owner of, and to have a pecuniary interest in, the shares of AIG common stock owned by Starr. Mr. Greenberg believes that any pecuniary interest he may have in the shares of AIG common stock held by Starr does not exceed the percentage of his common stock ownership of Starr. Accordingly, Mr. Greenberg has reported only his proportionate interest (i.e., 17.204%) of the transactions by Starr in AIG common stock. Mr. Greenberg disclaims the beneficial ownership of, and any pecuniary interest in, the shares of AIG common stock owned by Starr.

3. Starr has 1984, 1989 and 1994 Employee Stock Option Plans (the "Starr SOPs"), under which certain key employees of Starr are granted options with respect to shares of AIG common stock. As discussed in footnote 2 above, Mr. Greenberg may be deemed the beneficial owner of, and to have a pecuniary interest in, the shares of AIG common stock held by Starr, including those held by Starr which are used to satisfy exercises under the Starr SOPs.

As discussed in footnote 2 above, Mr. Greenberg believes that his pecuniary interest in the shares of AIG common stock held by the Starr SOPs is limited to 17.204%, and Mr. Greenberg disclaims beneficial ownership of, and any pecuniary interest in, the shares of AIG common stock held by Starr which are used to satisfy exercises under the Starr SOPs. Starr periodically purchases shares of AIG common to replace shares used to satisfy these exercises. On April
11, 2003, an individual exercised options of a total of 844 shares of AIG common stock. In addition, on December 11, 2003, an individual exercised options of 4,746 shares of AIG common stock.

4. Starr maintains a 1972 Employee Stock Purchase Plan (the "Starr Purchase Plan"), under which employees of Starr are given the right to subscribe for shares of AIG common stock. As discussed in footnote 2 above, Mr. Greenberg may be deemed to be the beneficial owner of, and to have a pecuniary interest in, the shares of AIG common stock held by Starr, including the shares held by Starr which are used to satisfy rights under the Starr Purchase Plan.
As discussed in footnote 2 above, Mr. Greenberg believes that his pecuniary interest in the shares of AIG common stock held by the Starr Purchase Plan is limited to 17.204%, and Mr. Greenberg disclaims beneficial ownership of, and any pecuniary interest in, the shares of AIG common stock held by Starr which are used to satisfy rights under the Starr Purchase Plan.

5. Mr. Greenberg is a trustee of certain trusts for the benefit of his children and grandchildren. In addition, ownership of shares of common stock held by Mr. Greenberg's wife may be attributed to Mr. Greenberg. Mr. Greenberg disclaims the beneficial ownership of, and any pecuniary interest in, the shares of AIG common stock held by these trusts and by his wife.

6. Mr. Greenberg is a partner of various limited and general partnerships. Beneficial ownership of, and any pecuniary interest in, the shares of AIG common stock held by these partnerships is disclaimed.